Exhibit 99.1

Arqit Quantum Inc. Announces 25:1 Reverse Share Split

LONDON, UK September 19, 2024 /Globenewswire/ -- Arqit Quantum Inc. (Nasdaq: ARQQ) (“Arqit” or the “Company”), a leader in quantum safe encryption, today announces that, following approval by the Company’s shareholders at its annual general meeting held on September 18, 2024, the Company’s Board of Directors has determined to effect a 25:1 reverse share split (the “25:1 Reverse Share Split”). Accordingly, the authorized share capital of the Company will be consolidated as follows: from US$50,000 divided into 469,000,001 ordinary shares of a par value of US$0.0001 each and 30,999,999 preference shares of a par value of US$0.0001 each, to US$50,000 divided into 18,760,000 ordinary shares of a par value of US$0.000004 each and 1,240,000 preference shares of a par value of US$0.000004 each.

The ordinary shares will continue to trade on the Nasdaq Capital Market under the symbol “ARQQ” and will begin trading on a split-adjusted basis on Wednesday, September 25, 2024. The new CUSIP for the ordinary shares will be G0567U 127.

No fractional ordinary shares will be issued as a result of the 25:1 Reverse Share Split. If a beneficial owner of ordinary shares would be entitled to receive a fractional share upon the implementation of the 25:1 Reverse Share Split, the Company will instead round up to the nearest whole number of ordinary shares.

Shareholders who hold ordinary shares in book entry form with the Company’s transfer agent, Continental Stock Transfer & Trust Company, LLC, do not need to take any action to receive their post-split ordinary shares. Shareholders who hold ordinary shares in “street name,” through a bank, broker or other nominee, will have their positions automatically adjusted to reflect the 25:1 Reverse Share Split, subject to such broker’s particular processes, and will not be required to take any action in connection with the 25:1 Reverse Share Split.

Additionally, as a result of the 25:1 Reverse Share Split, the number of ordinary shares issuable upon exercise of each outstanding warrant will automatically be decreased to reflect the effect of the 25:1 Reverse Share Split, and the exercise price of each such warrant will automatically be adjusted (to the nearest cent) by multiplying the exercise price in effect immediately prior to such reverse share split by a fraction the numerator of which is the number of ordinary shares purchasable upon the exercise of the warrants immediately prior to such reverse share split and the denominator of which is the number of ordinary shares purchasable immediately after the 25:1 Reverse Share Split, pursuant to the terms of such warrants.

By implementing the 25:1 Reverse Share Split, the Company expects to regain compliance with Nasdaq’s minimum $1.00 bid price per share requirement. The Company was first notified by Nasdaq of its failure to maintain a minimum bid price of $1.00 per share for 30 consecutive trading days under Nasdaq Listing Rule 5550(a)(2) on October 19, 2023, and was given 180 calendar days, until April 16, 2024, to regain compliance. On April 18, 2024, the Company received an extension of another 180-calendar-day compliance period until October 14, 2024, to regain compliance.

About Arqit

Arqit Quantum Inc. (Nasdaq: ARQQ, ARQQW) supplies a unique encryption software service which makes the communications links of any networked device, cloud machine or data at rest secure against both current and future forms of attack on encryption – even from a quantum computer. Compatible with NSA CSfC Components and meeting the demands of NSA CSfC Symmetric Key Management Requirements Annexe 1.2. and RFC 8784, Arqit’s Symmetric Key Agreement Platform uses a lightweight software agent that allows end point devices to create encryption keys locally in partnership with any number of other devices. The keys are computationally secure and facilitate Zero Trust Network Access. It can create limitless volumes of keys with any group size and refresh rate and can regulate the secure entrance and exit of a device in a group. The agent is lightweight and will thus run on the smallest of end point devices. The product sits within a growing portfolio of granted patents. It also works in a standards compliant manner which does not oblige customers to make a disruptive rip and replace of their technology. Arqit is winner of two GSMA Global Mobile Awards, The Best Mobile Security Solution and The CTO Choice Award for Outstanding Mobile Technology, at Mobile World Congress 2024, recognised for groundbreaking innovation at the 2023 Institution of Engineering and Technology Awards and winner of the National Cyber Awards’ Innovation in Cyber Award and the Cyber Security Awards’ Cyber Security Software Company of the Year Award. Arqit is ISO 27001 Standard certified. www.arqit.uk

Media relations enquiries:

Arqit: pr@arqit.uk

Investor relations enquiries:

Arqit: investorrelations@arqit.uk

Caution About Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, may be forward-looking statements. These forward-looking statements are based on Arqit’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Arqit’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Arqit to predict these events or how they may affect it. Except as required by law, Arqit does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Arqit’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: (i) the outcome of any legal proceedings that may be instituted against the Arqit, (ii) the ability to maintain the listing of Arqit’s securities on a national securities exchange, (iii) changes in the competitive and regulated industries in which Arqit operates, variations in operating performance across competitors and changes in laws and regulations affecting Arqit’s business, (iv) the ability to implement business plans, forecasts, and other expectations, and identify and realise additional opportunities, (v) the potential inability of Arqit to successfully deliver its operational technology, (vi) the risk of interruption or failure of Arqit’s information technology and communications system, (vii) the enforceability of Arqit’s intellectual property, and (viii) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Arqit’s annual report on Form 20-F (the “Form 20-F”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on 21 November 2023 and in subsequent filings with the SEC. While the list of factors discussed above and in the Form 20-F and other SEC filings are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realisation of forward-looking statements.